Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

(“Meeting”)

1.Date, Time and Place: February 9, 2022, at 11:45 a.m., in a meeting held exclusively digitally (videoconference), pursuant to item 6.4. of the Internal Rules of the Board of Directors (“Board”) of Suzano S.A. (“Suzano” or “Company”).

2.Call notice and Attendance: The following Directors of the Company attended the Meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Ana Paula Pessoa (Director), Rodrigo Calvo Galindo (Director), Paulo Rogerio Caffarelli (Director), Rodrigo Kede de Freitas Lima (Director) and Hélio Lima Magalhães (Director). The Meeting was also attended, as a guest, by Mr. Marcelo Feriozzi Bacci, Chief Finance Statutory Executive, Investor Relations and Legal Officer, and Mr. Stefan Tasoko as Secretary.

3.Chairman and Secretary: Mr. David Feffer was the president and Mr. Stefan Tasoko was the secretary of the Meeting.

4.Agenda: Resolve on: (i) the change of the Company’s Referral Policy; (ii) the restructuring of the Eligibility Committee and the Compensation Committee, both advisory committees to the Company’s Board of Directors, structuring a single Appointment and Compensation Committee, in accordance with the Referral Policy; (iii) the approval of the Internal Rules of the Compensation Committee to reflect the above restructuring and the new powers of said committee; (iv) the approval of the Company’s Compensation Policy.

5.Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form.

6.Resolutions: With the matters on the agenda analyzed and discussed, the Directors present unanimously and without reservations, decide:

6.1.

To approve the change of the Company’s Referral Policy, which establishes, among other referral criteria, the Appointment and Compensation Committee, in accordance with the document presented on this date.

(continuation of the minutes of the Board of Directors’ Meeting of Suzano S.A., held on 02.09.2022 at 11:45 a.m.)

6.2.

To approve the restructuring of the Eligibility Committee and the Compensation Committee, both advisory committees to the Company’s Board of Directors, in order to establish a single Appointment and Compensation Committee.

6.3.	To approve the regulations of the Appointment and Compensation Committee, in the form presented on this date.
6.4.	To approve the Company’s Compensation Policy, in the form presented on this date.

7.Closure: There being no further matters to be discussed, the Meeting was closed. The minutes of the Meeting were drafted, read and approved by all Directors present.

São Paulo, SP, February 9, 2022.

David Feffer	Stefan Tasoko
Chairman of the Meeting and the Board	Secretary

Claudio Thomaz Lobo Sonder	Daniel Feffer
Vice-Chairman	Vice-Chairman

Maria Priscila Rodini Vansetti Machado	Nildemar Secches
Director	Director

Ana Paula Pessoa	Rodrigo Calvo Galindo
Director	Director

Rodrigo Kede de Freitas Lima	Paulo Rogerio Caffarelli
Director	Director

Hélio Lima Magalhães

Director